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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                 PAULA Financial
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   703588 10 3
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                                 (CUSIP Number)


                                Jeffrey A. Snider
                        300 North Lake Avenue, Suite 300
                               Pasadena, CA 91101
                                 (626) 304-0401
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 31, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP NO. 703588103
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

              Jeffrey Alan Snider
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)                                                               |_|
         (b)                                                               |_|
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3.       SEC Use only
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4.       Source of funds (See Instructions)           OO
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5.       Check if disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization         United States
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Number of          7.    Sole Voting Power            524,400
Shares             -------------------------------------------------------------
Beneficially       8.    Shared Voting Power          2,924
Owned by Each      -------------------------------------------------------------
Reporting          9.    Sole Dispositive Power       527,324
Person With:       -------------------------------------------------------------
                   10.   Shared Dispositive Power     0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person    527,324
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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13.      Percent of Class Represented by Amount in Row (11)              8.8%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

        (a)      Name of Issuer:

                 PAULA Financial

        (b)      Address of Issuer's Principal Executive Offices

                 300 North Lake Avenue, Suite 300
                 Pasadena, California 91101

        (c)      Title of the Class of Securities:

                 Common Stock, par value $0.01 per share

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c)  Name, Address of Principal Business Offices and Principal
                 Occupation:

                 Jeffrey A. Snider
                 Chief Executive Officer, President and Chairman of the Board
                   of Directors
                 PAULA Financial
                 300 North Lake Avenue, Suite 300
                 Pasadena, CA  91101

         (d) In the past 5 years, Mr. Snider has not been convicted in a criminal proceeding.

         (e) During the last 5 years, Mr. Snider has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 22, 2001, the Issuer offered to exchange certain options to purchase its common stock outstanding under its 1994 Stock Incentive Plan (the "1994 Plan") and 1997 Amended and Restated Stock Incentive Plan (the "1997 Plan" and, together with the 1994 Plan, the "Plans") and held by its current employees, directors and consultants for restricted shares of its common stock. This offer to exchange (the "Exchange Offer") was filed as an exhibit to the Issuer's Tender Offer Statement on Schedule TO, filed with the Commission on May 22, 2001. Pursuant to the Exchange Offer, Mr. Snider tendered 128,000 options to purchase common stock outstanding under the Plans in exchange for an equal number of restricted shares of common stock issued under the Plans.

         In addition, pursuant to an offer letter from the Issuer dated July 9, 2001, Mr. Snider exchanged an additional 310,000 outstanding options to purchase common stock of the Issuer that were not granted under the Plans for an equal number of restricted shares of common stock issued under the Plans.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Snider holds shares of Common Stock for investment as part of his personal investment portfolio. He has no current plans or proposals, in his role as a Common Stock holder, which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

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         (g)   Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

         Mr. Snider may make future purchases or dispositions of the Issuer's Common Stock from time to time. Decisions with respect to future purchases or dispositions would be based on a number of factors, including general economic and business factors, market conditions generally, and the market price of the Issuer's Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The information in items 1 and 7 through 11 of the cover page of this
Schedule 13D are hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As further described In Item 4 above, Mr. Snider is party to Restricted Stock Agreements with the Issuer dated as of June 22, 2001 and July 13, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits:

          1. Restricted Stock Agreement -- 1994 Stock Incentive Plan dated as of June 22, 2001.

          2. Restricted Stock Agreement -- Amended and Restated 1997 Stock Incentive Plan dated as of June 22, 2001.

          3. Restricted Stock Agreement -- 1994 Stock Incentive Plan dated as of July 13, 2001.

          4. Restricted Stock Agreement -- Amended and Restated 1997 Stock Incentive Plan dated as of July 13, 2001.

          5.   Offer Letter from Issuer to Mr. Snider dated as of July 9, 2001.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

August 8, 2001
--------------------------------------------------------------------------------
Date


/s/ JEFFREY A. SNIDER
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Signature


Jeffrey A. Snider
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Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)